UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 20, 2021

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk files for regulatory approval in the US of once-weekly semaglutide 2.0 mg for the treatment of type 2 diabetes

Bagsværd, Denmark, 20 January 2021 – Novo Nordisk today announced the submission of a label expansion application to the US Food and Drug Administration (FDA) for the existing marketing authorisation for Ozempic®, a once-weekly glucagon-like peptide-1 (GLP-1) analogue, to introduce a new dose of 2.0 mg. Ozempic® is currently approved in the US in 0.5 mg and 1.0 mg doses for the treatment of type 2 diabetes in adults and to reduce the risk of major adverse cardiovascular events in adults with type 2 diabetes mellitus and established cardiovascular disease. The submission follows the application on 29 December 2020 for label extension to the European Medicines Agency (EMA).

The submission is based on the results from the SUSTAIN FORTE trial, which included 961 people with type 2 diabetes in need of treatment intensification. In the trial, people treated with semaglutide 2.0 mg achieved a statistically significant and superior reduction in HbA1c compared to semaglutide 1.0 mg. In the trial, both doses of semaglutide appeared to have safe and well-tolerated profiles. The most common adverse events were gastrointestinal, the vast majority were mild to moderate and diminished over time and were consistent with the GLP-1 receptor agonist class. Compared to semaglutide 1.0 mg, the gastrointestinal adverse events were similar for semaglutide 2.0 mg.

“We are excited about the regulatory submission of semaglutide 2.0 mg to the FDA,” said Mads Krogsgaard Thomsen, executive vice president and chief scientific officer of Novo Nordisk. “In the SUSTAIN programme most people achieved the treatment target of HbA1c levels below 7%. However, some patients need treatment intensification and with the 2.0 mg dose, more people with type 2 diabetes will be able to achieve treatment target”.

About the SUSTAIN clinical programme

The SUSTAIN clinical development programme for once-weekly subcutaneous semaglutide injection currently comprises 11 phase 3 global clinical trials, including a cardiovascular outcomes trial, involving more than 11,000 adults with type 2 diabetes.

For more information about the SUSTAIN FORTE trial, please read the headline results here (https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=34777)

About Novo Nordisk

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 44,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Anne Margrethe Hauge	+45 4442 3450	amhg@novonordisk.com
Michael Bachner (US)	+1 609 664 7308	mzyb@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com
Kristoffer Due Berg (US)	+1 609 235 2989	krdb@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 3 / 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: January 20, 2021	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer